                                                                     EXHIBIT 6.1



                                LICENSE AGREEMENT


        THIS AGREEMENT, dated as of the 24th day of July, 1997, is entered into by and between RAWLINGS SPORTING GOODS COMPANY, INC., a Delaware corporation located at P.O. Box 22000, 1859 Intertech Drive, St. Louis, Missouri 63126 (hereinafter referred to as "Rawlings"), and WSL, INC., a California corporation located at 20301 Nordhoff Street, Chatsworth, California 91311 (hereinafter referred to as "WSL").


        WHEREAS, Rawlings manufactures, distributes, and sells products relating to the sporting goods industry and desires to grant a license to WSL in accordance with this Agreement.

        WHEREAS, Rawlings is the Proprietor of the Trademarks set forth in the attached Schedule I (the "Trademarks").

        WHEREAS, Rawlings wishes to grant and WSL wishes to receive, licenses under the Trademarks, all upon the terms and subject to the conditions set forth herein.

        WHEREAS, Rawlings and WSL (as assignee of Bellmore Sales Corp.) previously entered into a License Agreement dated March 29, 1990, as amended (the "Prior Agreement"), in which Rawlings granted WSL a license to Rawlings' trademarks for commercial quality golf clubs.

        WHEREAS, Rawlings and WSL desire to rescind and cancel the Prior Agreement and substitute this License Agreement therefor as of the Effective Date herein upon the satisfaction by WSL of all of its obligations under the Prior Agreement.

        NOW, THEREFORE, in consideration of the following terms and mutual promises and for other good and valuable consideration, the parties agree as follows:

1.      LICENSE GRANT:

        1.1 Exclusive License: Rawlings grants to WSL the exclusive right and license, subject to the terms, covenants and conditions of this Agreement, for the period from September 1, 1997 (the "Effective Date") until termination in accordance with paragraphs 3 or 14 below, to use the Trademarks throughout the World (the "Territory") only in conjunction with the manufacture, sale, distribution, advertising, and promotion by WSL of commercial quality licensed products of fully assembled golf clubs, golf bags, golf accessories including golf tees, replacement golf spikes, head covers, golf umbrellas, golf gloves and unmotorized golf carts.

        1.2 Non-Exclusive License: Rawlings grants to WSL the non-exclusive right and license, subject to the terms, covenants and conditions of this Agreement, for the period from September 1, 1997 until termination in accordance with paragraphs 3 or 14 below, to use the Trademarks throughout the World (the "Territory") only in conjunction with the manufacture, sale, distribution, advertising, and promotion by WSL of the licensed products of golf hats and golf balls (collectively with the products listed in Paragraph 1.1 referred to as the "Licensed Products"). The non-exclusive rights to golf balls shall be granted for a period of one
        (1) year only (i.e. 9/1/97 to 8/31/98) during which time WSL may elect to maintain the non-exclusive rights to golf balls for the remainder of the Initial Term and Renewal Term, if applicable, as those terms are defined below. If WSL so elects, an additional $25,000.00 per Contract Year shall be added to the Minimum Royalties of Paragraph 4.

        1.3 Rawlings represents and warrants that: (A) Rawlings is the owner of, and has the right to license, the Trademarks listed in Schedule I in accordance with the terms and conditions of this License Agreement, and
        (B) the Trademarks do not infringe any Trademark or other intellectual property right of any third party of which Rawlings has knowledge, and no such claim is pending or, to Rawlings' knowledge, threatened or has been made (other than claims which have been made and finally resolved in a manner which does not give rise to any present liability on the part of Rawlings or its licensees).

        1.4 Rawlings reserves unto itself all other rights in and to the Trademarks, including the right to use its Trademarks on products other than the Licensed Products and to grant licenses and distributorships thereunder.

        1.5 WSL shall use its commercially reasonable efforts to foster and develop the Licensed Products and to maximize the combined sales of the Licensed Products. However, in the event that WSL does not use commercially reasonable efforts to foster and develop the sale of golf bags, golf accessories, including golf tees, replacement golf spikes, head covers, golf umbrellas, golf gloves, or unmotorized golf cards (collectively, the "Additional Products"), Rawlings shall have the right, exercisable upon 90 days prior written notice to WSL, to withdraw the license granted hereunder to any individual Additional Product if, at the end of such 90-day period, Rawlings determines that WSL is not using commercially reasonable efforts to foster, develop or sell such Licensed Product. The right to withdraw the license with respect to any individual Licensed Product shall only apply to the Additional Products and not to golf clubs, golf hats or golf balls.

        1.6 Notwithstanding the commencement date as stated in Paragraph 3 below, WSL shall have the period of time between the execution date and September 1, 1997 to design, promote, sell and import Licensed Products for delivery on or after September 1, 1997.

2. SUBLICENSE: WSL is expressly prohibited from granting any sublicense under this agreement or permitting any party to use or display the Trademarks or to distribute or represent any Licensed Products, without the prior written consent of Rawlings. Approval (i) shall not be unreasonably withheld and (ii) the determination of whether to consent shall be made within 10 business days of a request by WSL. Any consent hereunder shall be in writing and shall be sent to WSL by certified mail, return receipt requested.

3.      TERM:

        3.1 Initial Term: Unless sooner terminated as herein provided, the rights granted in paragraph 1.1 shall become effective on September 1, 1997 and expire on August 31, 2002 ("Initial Term"). The first "Contract Year" shall commence on September 1, 1997 and shall end on August 31, 1998. Each successive twelve (12) month period commencing September 1 and ending August 31 shall be referred to as a "Contract Year."

        3.2 Renewal: Provided that (a) WSL has not breached any material term of this Agreement during the Initial Term, and (b) WSL's aggregate Net Sales of Licensed Products during the Initial Term is at least Fifty Million Dollars ($50,000,000.00) (the "Renewal Threshold"), this Agreement will automatically renew for a second five (5) year term, ending August 31, 2007 ("Renewal Term"), provided that WSL gives Rawlings written notice of WSL's intention to renew at least twelve (12) months before the expiration of the Initial Term. If WSL has not reached the Renewal Threshold by the expiration of the Initial Term, but has provided twelve months written notice to Rawlings of its intention to renew this Agreement and has not breached a material term of the Agreement, the parties will negotiate to reach mutually acceptable Renewal Term provisions. Rawlings shall not be obligated, however, to renew this Agreement if the Renewal Threshold has not been reached on or before the expiration of the Initial Term of the Agreement. All other terms and conditions of this Agreement shall continue in full force and effect during any Renewal Term unless such terms are renegotiated and agreed to by the parties.

4.      ROYALTIES:

        4.1 Running Royalty: In consideration of the license herein granted, WSL agrees to pay Rawlings a running royalty of five percent (5%) of Net Sales of the Licensed Products. Royalty payments shall be made on a quarterly basis in accordance with Paragraph 4 and Paragraph 6. The amount of running royalties paid by WSL each quarter shall be credited against the portion of the annual minimum royalty payment due each quarter as set forth in Subparagraph 4.2.

        4.2 Minimum Royalty: WSL shall pay Rawlings annual minimum royalties as follows:

               INITIAL TERM
               ------------
               Contract Year Ending:        8/31/98:             $425,000
               Contract Year Ending:        8/31/99:             $450,000
               Contract Year Ending:        8/31/00:             $500,000
               Contract Year Ending:        8/31/01:             $550,000
               Contract Year Ending:        8/31/02:             $600,000

               RENEWAL TERM
               ------------
               Option Period Ending:        8/31/03              $TBD
               Option Period Ending:        8/31/04              $TBD
               Option Period Ending:        8/31/05              $TBD
               Option Period Ending:        8/31/06              $TBD
               Option Period Ending:        8/31/07              $TBD

               The annual Minimum Royalty amounts for the Renewal Term, as may become effective pursuant to Paragraph 3.2, shall be mutually agreed upon by the parties at least twelve (12) months prior to the expiration of the Second Term.

               WSL shall pay the annual Minimum Royalty in equal quarterly installments in accordance with the provisions of paragraph 6, less any applicable credit for that Quarter's Running Royalty in accordance with the provisions of paragraph 4.1 above. The annual Minimum Royalties shall be non-refundable.

        4.3 "Net Sales" Definition: "Net Sales" means the gross amounts actually billed by or on behalf of WSL from the sale or distribution of Licensed Products or the cost of such items to WSL, whichever is greater, after deducting only the returns; sales, excise and value added taxes (excluding foreign taxes exceeding 10%); and prepaid transportation charges, if any, paid or allowed by WSL. If WSL shall invoice any customer at a price reduced to reflect any other adjustment, including without limitation, any adjustment for discounts or for advertising or promotion, or, if WSL shall charge any customer a fee separate from and not included within the price of the Licensed Products, then in computing Net Sales the amount of such adjustment and/or fee shall be added back to the invoice price as if such customer had been billed for the full price that would have been charged had it not been given any deduction and had WSL's fee been included in the price of the Licensed Products.

        4.4 Sales to Related Entities: WSL agrees that all sales of the Licensed Products to entities under common control with WSL shall be at the price regularly charged by WSL to its bona fide, arms length customers without discount. For purposes of this subparagraph, the term "common control" shall mean entities of which WSL holds more than a ten percent (10%) ownership interest or which holds more than a ten percent (10%) ownership interest in WSL including any foreign "DISC" corporations and outlet stores owned by WSL at the time of execution of this Agreement. For purposes of this Agreement, any sale of Licensed Products to foreign "DISC" corporations or outlet stores under the common control of WSL shall be at the highest price offered to any entity not under the common control of WSL.

        4.5 Cross-Licensing: WSL agrees that all sales of Licensed Products used in conjunction with the sale of any other product or service entitles Rawlings to a royalty pursuant to Paragraph 4.1. Net Sales of such products shall be calculated as in Paragraph 4.3.

5.      ROYALTY REPORTS AND RECORDS:

        5.1 Reports: WSL agrees to send Rawlings within thirty (30) days after the end of each quarter of each Contract Year ("Contract Quarter"), a written report on the form in Schedule II setting forth the details required for calculation of the royalties due for that Contract Quarter. The royalty report shall be submitted in the manner and form as may reasonably be prescribed by Rawlings from time to time. The Contract Quarters shall end on November 30, February 28, May 31, and August 31 of each Contract Year.

        5.2 Records: WSL agrees to keep complete and accurate copies of all invoices and records of the data and information necessary for the calculation of royalties payable under this Agreement, and to allow Rawlings, at Rawlings' expense, during this Agreement and for three (3) years thereafter to inspect and audit during reasonable business hours upon notice to WSL and take copies of or extracts from the records, and any invoices, receipts, papers or documents in the possession of or under the control of WSL, including any and all distributor agreements, which may be necessary to enable Rawlings to verify WSL's Net Sales hereunder. WSL agrees to keep all these accounts, invoices, receipts, papers, agreements, and documents readily available at its principal office. If any audit shows that WSL has underpaid royalties, WSL shall promptly pay such underpaid amount to Rawlings as well as Rawlings' costs and expenses associated with the audit.

6.      PAYMENT:

        6.1 Due Date: WSL agrees to pay to Rawlings all royalties due for each Contract Quarter on or before thirty (30) days after the last day of each Contract Quarter.

        6.2 Late Payments and Collection: Interest shall accrue at the rate of one and one-half percent (1.5%) per month on all overdue royalties until paid. All costs incurred by Rawlings in its efforts to collect any earned but unpaid royalties shall be borne by WSL including, but not limited to, court costs and reasonable attorneys' fees.

7.      MISCELLANEOUS:

        7.1 One-time Royalty Payment: In further consideration of the rights granted hereunder, WSL shall pay $50,000.00 to Rawlings by September 30, 1997. WSL shall then receive a credit for $50,000.00 against the first $50,000.00 of running royalties otherwise due for the first quarter only of this Agreement.

8. USE OF TRADEMARKS: WSL agrees to use the Rawlings Trademarks only in the manner prescribed by Rawlings and only in connection with such Licensed Products as are approved by Rawlings in accordance with Paragraph 9.1, and to apply Rawlings Trademarks to such Licensed Products or have Rawlings Trademarks applied to Licensed Products for it in accordance with Rawlings' approved specifications, standards and procedures. WSL agrees that it will not engage in any conduct with respect to Rawlings Trademark that adversely affects Rawlings' image, reputation and quality associated with its Trademarks. Any modernization or alteration of the Trademarks or the non-stylized RAWLINGS mark performed after the execution of this Agreement shall be made available for use by WSL and shall be added to Schedule I as if originally contained herein. Rawlings shall have the right to require WSL to use any such modernized or altered trademarks in place of the current counterparts to ensure an unified approach to the use of the Trademarks by Rawlings and its Licensees.

9.      INSPECTION OF LICENSED GOODS:

        9.1 Samples of Goods and Promotional Materials: The Trademarks shall be applied only to high quality goods. To ensure this standard, prior to first use, WSL shall submit to Rawlings free of charge for Rawlings' written approval and retention, samples of all Licensed Products, and all labels, advertising, and other materials upon which the said Rawlings Trademarks appear; and WSL specifically undertakes to modify or amend, prior to first use, any such Licensed Products, labels, advertising, and other material if necessary to conform to the specifications, standards and procedures currently approved by Rawlings. With respect to all written approvals required by Rawlings, each item submitted by WSL shall be deemed approved if WSL has not received the written disapproval of Rawlings within thirty (30) days after its receipt by Rawlings. Rawlings will not unreasonably withhold approvals required and will set forth in writing the reasons for any such disapproval. Rawlings reserves the right to, in its sole discretion, reasonably establish and modify quality control standards and product specifications for the Licensed Products and all labels, advertising, and other materials upon which the said Rawlings Trademarks appear. Rawlings shall notify WSL of the establishment or modification of said standards and specifications within sixty (60) days of their establishment.

        9.2 Inspection: So long as WSL is licensed to use the Rawlings Trademarks, Rawlings and its authorized representatives shall have the right to inspect the Licensed Products manufactured by or for WSL and the facilities where the Licensed Products are manufactured. Such inspection shall be conducted so as to not unreasonably interfere with the business of WSL. In order to facilitate such inspections, Rawlings shall have the right to request, receive and retain without cost, from time to time, one (1) sample of the Licensed Product manufactured by or for WSL, in addition to those samples provided pursuant to Paragraph 9.1 above; however, such right of inspection shall not be limited to such samples.

        9.3 Notice of Non-Compliance: WSL shall accept any reasonable written notice given by Rawlings that any Licensed Products manufactured by or on behalf of WSL do not substantially comply with Rawlings' approved specifications, standards and procedures, or do not substantially conform to the samples previously approved by Rawlings in accordance with paragraph 9.1, and WSL shall immediately cease manufacturing, selling, distributing, advertising and promoting such Licensed Products until WSL takes such steps as may be reasonably necessary to comply with these approved specifications, standards and procedures and resubmits the Licensed Products to Rawlings as set forth in Paragraph 9.1 and obtains the requisite approval. Rawlings shall not be liable for any consequential damages to WSL caused by Rawlings' notice(s) pursuant to this Paragraph.

10. TRADE SECRETS: With respect to any written or oral information which is furnished by one party to the other and which is identified to be "Proprietary" information of the furnishing party, the other agrees to receive same in confidence and not use or disclose same to any third party except to the extent permitted or required by the furnishing party. This obligation shall continue for three (3) years following the expiration of this Agreement but shall not apply to any information which: (a) was already known to the receiving party prior to the disclosure by the disclosing party hereunder without the use of any confidential information of the disclosing party; (b) becomes known to the receiving party from another source having a legal right to disclose; (c) becomes part of the public domain without the fault of the receiving party; or (d) the receiving party can prove such information was totally independently developed. This Paragraph is binding on all officers, directors, employees and affiliates of each party. The parties may enforce any breach of this Paragraph by obtaining injunctive or specific relief from a court of competent jurisdiction, without the necessity of posting bond or proving lack of an adequate remedy at law. Such remedy shall be cumulative and not exclusive.

11. RECOGNITION OF TRADEMARK RIGHTS: WSL recognizes Rawlings' right and title to the Rawlings Trademarks in Schedule I and to all applications and registrations based thereon, and the goodwill relating thereto, and shall not at any time do or allow to be done any act or thing which will in any way impair the right or title of Rawlings to such Trademarks or any trademark applications or registrations based thereon. It is understood that WSL shall not acquire and shall not claim any title to the Trademarks because of this license or through WSL's use of the Trademarks; and WSL will assign to Rawlings, upon request, all the rights it may obtain in any of the Rawlings Trademarks, it being the intention of the Parties hereto that all use of the Rawlings Trademarks by WSL shall at all times inure to the benefit of Rawlings. WSL shall execute any documents presented to WSL by Rawlings necessary to register with authorities of the Territory its use of the Rawlings Trademarks and shall furnish to Rawlings evidence of its use of the Trademarks on request.

12.     INDEMNIFICATIONS:

        12.1 WSL agrees to defend, indemnify and hold harmless Rawlings, and its subsidiaries and related companies, its agents, affiliates, and assignees from and against all claims and actions for any loss, damage, or expense, including attorneys' fees, sustained by Rawlings as a result of or arising out of the manufacture, use, sale, labeling, distribution, or advertising of the Licensed Products, except for claims and actions arising out of claimed infringement based only on the use of the Trademarks in compliance with this Agreement. Further, WSL shall acquire and maintain at its sole cost and expense throughout the term of this Agreement liability insurance providing protection against claims for bodily injury and property damage in an amount of not less than one million dollars ($1,000,000.00) per occurrence and two million dollars ($2,000,000.00) in the aggregate. Such insurance shall be evidenced by a certificate of coverage and shall include Rawlings as an additional insured. At Rawlings' request, WSL shall provide said certificate from time to time.

        12.2 Rawlings agrees to defend, indemnify, and hold harmless WSL, its subsidiaries and related companies, its agents, affiliates, and assignees against all claims and actions for any loss, damage, or expense, including attorneys' fees, sustained by WSL as a result of, or arising out of, any claim by third parties of infringement for use of the Trademarks by WSL in compliance with this Agreement.

13. ASSIGNABILITY: This Agreement and all rights and duties of WSL are personal to WSL, and are not assignable or otherwise transferable by WSL without Rawlings' written consent. Such rights and duties hereunder may not be mortgaged or otherwise encumbered. If Rawlings consents in writing to such assignment or transfer, then this Agreement shall be binding upon and inure to the benefit of the assignee or transferee. This Agreement may be assigned by Rawlings without restriction or prior approval.

14.     TERMINATION:

        14.1 Immediate Termination: Rawlings shall have the right to immediately terminate this Agreement and the licenses herein granted upon written notice to WSL in the event that: (a) WSL becomes or is declared bankrupt or insolvent or files a voluntary case under the Bankruptcy Code or an involuntary case is filed against WSL under the Bankruptcy Code; (b) WSL seeks relief from payment of its debts through agreement by creditors or protection of judicial proceedings; (c) any entity, including WSL or the government of the United States or a foreign country, attempts to assign WSL's rights and delegate WSL's duties under this Agreement to any other entity; (d) liability insurance required by Paragraph 12 is terminated or lapses without being replaced so as to comply with paragraph 12; (e) WSL fails to make the full amount of a royalty payment due hereunder (including any late fees) within sixty (60) days after its due date, or fails to pay the aggregate Minimum Royalties as stated in Paragraph 3.2 above; (f) WSL attempts to assign its interest under this Agreement in violation of Paragraph 13; (g) WSL violates Rawlings' standards of quality; or (h) WSL misuses the Trademarks in violation of this Agreement.

        14.2 Change of Control: In the event there is a sale of all or substantially all of the assets or a majority of the shares or interest of WSL or in the event there is otherwise a change of control of WSL, Rawlings shall have the option to terminate this Agreement by giving written notice to WSL. The termination shall take effect ninety (90) days after receipt by WSL of such notice.

        14.3 Breach: If either WSL or Rawlings materially breaches any provisions of this Agreement and fails to remedy the default within thirty (30) days after receiving written notice thereof, then the non-breaching party will have the right to terminate this Agreement upon giving thirty (30) days written notice to the breaching party. Notwithstanding the foregoing, if during the term of this Agreement either party materially breaches any provision of this Agreement more than one (1) time, the other party shall be entitled to give a written notice of termination which shall become effective immediately. No waiver by either party of any terms of this Agreement or any breach thereof will be effective unless in writing or will obligate such party thereafter to waive the same term or any subsequent breach.

        14.4 Pre-termination Negotiations: If this Agreement is not extended for a further term, either by automatic renewal or by mutual agreement of the parties, then, during the one hundred eighty (180) day period prior to expiration of the Agreement, Rawlings shall be free to negotiate with any third party to license the Rawlings Trademarks in connection with the Licensed Products and to grant a license to any such third party within said one hundred eighty (180) day period; and any third party licensed by Rawlings shall be free to solicit and accept orders for the sale of the Licensed Products and to manufacture, or have manufactured, the Licensed Products during such period but shall not be free to sell the Licensed Products prior to termination.

        14.5 Discontinued Use of Trademarks: Except as provided in Paragraph 14.6, upon the termination or expiration of this Agreement, WSL shall immediately discontinue any and all use in any manner whatsoever of the Rawlings Trademarks or any colorable imitations by themselves or in combination with any other word, symbol, or design.

        14.6 Disposition of Inventory: Upon the expiration or termination of this Agreement, WSL agrees to offer Rawlings its existing inventory of Licensed Products as of the date of expiration or termination at WSL's landed cost plus ten percent (10%). Landed cost is defined as the sum of the cost of goods, freight and any duties. Rawlings shall have the right to determine within ninety (90) days after the expiration date or notice of termination, as applicable, whether or not it will exercise its right to purchase WSL's existing inventory of Licensed Products. Notwithstanding the expiration or termination of this Agreement, WSL may simultaneously continue to sell the inventory of Licensed Products in the Territory until the earlier of: (1) the date on which WSL receives from Rawlings a written notice to the effect that Rawlings determines to purchase WSL then remaining uncommitted existing inventory of Licensed Products, or (2) the expiration of the continuous period of one hundred eighty (180) days from the date of expiration or termination subject to the payment by WSL to Rawlings of the running royalty percentage rate specified in subparagraph 4.1 hereof.

15.     USE OF RAWLINGS' NAME AND ITS TRADEMARKS

        15.1 No Use Of Rawlings' Name: WSL is expressly prohibited from using the name Rawlings in any capacity as its own corporate name. WSL may use the name "Rawlings" as a d/b/a in the United States of America.

        15.2 Use of Trademarks in Corporate Name: It is further agreed that WSL shall not include any of the Rawlings Trademarks in any corporate or business name at any time, unless authorized to do so in writing by Rawlings. If Rawlings authorizes the use of any of the Trademarks in any corporate or business name by WSL, immediately upon the termination of this Agreement, WSL will promptly amend said corporate or business name to remove any Rawlings Trademarks and will promptly file the necessary amendment papers with the appropriate authorities to correct the corporate or other records to remove all references to the Rawlings Trademarks involved.

16. INFRINGEMENTS: Rawlings will use commercially reasonable efforts to enforce its Trademarks against infringers of which it has knowledge. WSL, however, shall not be entitled to call upon Rawlings to take any action or institute any proceedings to prevent infringement or passing off by third parties, nor shall WSL itself be entitled on its own account to take any such action or institute any such proceedings without the receipt of prior written approval from Rawlings. WSL shall promptly notify Rawlings of any infringement or passing off in connection with the Licensed Products which comes to its attention, and subsequent actions or proceedings of any nature on these matters shall be entirely within the discretion of Rawlings. Rawlings may call upon WSL, under supervision from and at the cost and expense of Rawlings, to prosecute the infringing or tortious conduct related to the Licensed Products; but such supervision shall be limited to control over the continuing validity and vitality of the Trademarks. WSL hereby agrees to render to Rawlings free of charge all (other than the reimbursement of actual costs incurred by WSL) business assistance in connection with any matter pertaining to the protection of the Trademarks of Rawlings related to the Licensed Product whether within the courts, administrative agencies, or otherwise.

17. GOVERNMENT STANDARDS COMPLIANCE: WSL warrants and agrees that the Licensed Products shall meet or exceed all national or local laws, statutes, standards, regulations and guidelines pertaining to such products, including, but not limited to, those relating to health and product safety.

18. JOINT VENTURE: Nothing contained in this Agreement shall be construed to place the parties in the relationship of partners or joint venturers, it being agreed and understood that WSL is an independent contractor and is not an employee or agent of Rawlings. WSL shall not have the power to obligate or bind Rawlings to any obligation to any third party and Rawlings shall not have the power to obligate or bind WSL to any obligation of any third party. WSL will not take any action that would cause Rawlings to be deemed to have a permanent establishment in any foreign country.

19. FORCE MAJEURE: Any delays in or failure by either party thereto in the performance of any obligations hereunder shall be excused if and to the extent caused by occurrences including, but not limited to, Acts of God, strikes or other labor disturbances, war, whether declared or not, sabotage, and any other cause or causes, whether similar or dissimilar to those herein specified, which cannot reasonably be controlled by such party.


20. AUTHORITY: Rawlings and WSL each warrants that it has the full and sole power, right and authority to enter into this Agreement, that this Agreement has been duly and validly authorized and executed by it and that this Agreement is the valid and binding obligation of such party.

21. COUNTERPARTS: This Agreement may be executed in identical counterparts, each of which shall have the force and effect of an original.

22. COMPLETE AGREEMENT: This Agreement contains the complete understanding between Rawlings and WSL and supersedes all previous understandings and representations regarding the subject matter hereof and may not be varied, modified or amended except by written agreement signed by both parties.

23. SEVERABILITY: In the event that any portion(s) of this Agreement are adjudged invalid or unenforceable, then the surviving portion(s) of this Agreement shall constitute the Agreement, unless such surviving portion(s) fail to retain the essential understanding between the parties, whereupon this Agreement shall be terminated by mutual consent of the parties.

24. NOTICES: Except as otherwise provided herein, any notices provided in this Agreement shall be given by hand delivery or nationally recognized overnight courier and will be deemed to be delivered when delivered by hand or when properly addressed and posted to the other party at the applicable address set forth below, such address being subject to change upon written notice by either party to the other:

           If to WSL:                     Mr. Warren E. Levy
                                          WSL, Inc.
                                          20301 Nordhoff Street
                                          Chatsworth, California 91311

           If to Rawlings:                Mr. David Brawley
                                          Director of Licensing
                                          Rawlings Sporting Goods Company, Inc.
                                          P.O. Box 22000
                                          1859 Intertech Drive
                                          St. Louis, MO  63126

25. APPLICABLE LAW: This Agreement will be construed and interpreted in accordance with the laws of the State of Missouri.

26. DISPUTES: The prevailing party to any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be entitled to recover from the other its reasonable attorneys' fees and costs.

27. RESCISSION OF PRIOR AGREEMENT: Upon the receipt by Rawlings of $58,333.00 due under the Prior Agreement, which constitutes the minimum royalties due for July and August, 1997, and the satisfaction of all other obligations of WSL under the Prior Agreement on or before September 1, 1997, the Prior Agreement shall be rescinded and canceled effective September 1, 1997, and this Agreement substituted therefor.

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date written below.


                                    RAWLINGS SPORTING GOODS COMPANY, INC.



                                    By:  /s/ PAUL MARTIN
                                       -----------------------------------------
                                        Paul Martin, Chief Financial Officer

                                    Date:      9-24-97



                                    WSL, INC.


                                    By:  /s/ Warren E. Levy
                                       -----------------------------------------
                                        Warren E. Levy, Chief Executive Officer

                                    Date:        9-16-97



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